Exhibit 11.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Circular on Form 1-A of our audit report dated July 14, 2023, with respect to the balance sheet of Worldwide Stages, Inc. as of June 30, 2023, and the related statements of operations, changes in shareholders’ equity, and cash flows for the period from March 23, 2023 (inception) through June 30, 2023, and the related notes to the financial statements. Our report relating to those financial statements includes an emphasis of matter paragraph regarding a substantial doubt about Worldwide Stages, Inc.’s ability to continue as a going concern.

/s/ Fruci & Associates II, PLLC

Spokane, Washington

July 14, 2023